As filed with the Securities and Exchange Commission on June 11, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Rackable Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
par value $0.001 per share
(Title of Class of Securities)

750077 10 9
(CUSIP Number of Class of Securities (Underlying Common Stock))

Mark J. Barrenechea
President and Chief Executive Officer
Rackable Systems, Inc.
46600 Landing Parkway
Fremont, California 94538
(510) 933-8300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

William P. Garvey, Esq. General Counsel and Vice President, Corporate Development Rackable Systems, Inc. 46600 Landing Parkway Fremont, California 94538 (510) 933-8300	Timothy J. Moore, Esq. Brett D. White, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,474,876	$505.78

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,566,633 shares of common stock of Rackable Systems, Inc. having an aggregate value of $16,474,876 as of June 7, 2007 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Exchange”), under the section entitled Offer to Exchange Outstanding Options and the sections entitled Summary Term Sheet and Stock Option Exchange Questions and Answers is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)
Name and Address. The name of the issuer is Rackable Systems, Inc., a Delaware corporation (“Rackable” or, the “Company”), the address of its principal executive office is 46600 Landing Parkway, Fremont, California 94538 and the telephone number of its principal executive office is (510) 933-8300. The information set forth in the Offer to Exchange under Section 16, Information About Us, is incorporated herein by reference.

(b)
Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which the Company is offering certain option holders the opportunity to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share, that were originally granted under Rackable’s 2005 Equity Incentive Plan (the “2005 Plan”) or Amended and Restated 2006 New Recruit Equity Incentive Plan (the “2006 Plan”) and that have an exercise price that is equal to or greater than $16.00 per share, for a reduced number of restricted stock units to be granted under the 2005 Plan. As of May 31, 2007, options to purchase approximately 2,566,633 shares of Rackable common stock were eligible for exchange in the Offer (as defined in the Offer to Exchange). The Company is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and under Section 1, Number of Options; Expiration Date, is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
Name and Address. The filing person is the subject company, Rackable Systems, Inc. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the Offer to Exchange under Schedule A, Information About our Directors and Executive Officers, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)
Material Terms. The information set forth in the Offer to Exchange under the section entitled Offer to Exchange Outstanding Options; the section entitled Summary Term Sheet; Section 1, Number of Options; Expiration Date; Section 3, Procedures; Section 4, Change in Election; Section 5, Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Restricted Stock Units; Section 6, Conditions of the Offer; Section 8, Exchange Ratios; Section 9, Source and Amount of Consideration; Terms of Restricted Stock Units; Section 11, Status of Eligible Option Grants Acquired by Us in the Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; Section 14, Extension of the Offer; Termination; Amendment; Schedule B, Addendum for Residents of Canada; Schedule C, Addendum for Residents of Hong Kong; Schedule D, Addendum for Residents of Ireland; Schedule E, Addendum for Residents of the United Kingdom; and the section entitled Stock Option Exchange Questions and Answers is incorporated herein by reference.

(b)
Purchases. Members of Rackable’s Board of Directors will not be eligible to participate in the Offer. Executive officers of the Company other than its Chief Executive Officer and Executive Vice President, Worldwide Sales and Marketing will be eligible to participate in the Offer on the same terms as other participants. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 1, Number of Options; Expiration Date; Section 9, Source and Amount of Consideration; Terms of Restricted Stock Units; and Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference. The 2005 Plan filed as Exhibit 99.(d)(1), the form of Option Agreement and Grant Notice pursuant to the 2005 Plan filed as Exhibit 99.(d)(2), the form of Stock Bonus Award Agreement and Grant Notice pursuant to the 2005 Plan filed as Exhibit 99.(d)(3), the 2006 Plan filed as Exhibit 99.(d)(4) and the form of Stock Option Agreement pursuant to the 2006 Plan filed as Exhibit 99.(d)(5) are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)
Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5, Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Restricted Stock Units and Section 11, Status of Eligible Option Grants Acquired by us in the Offer, is incorporated herein by reference.

(c)
Plans. The information set forth in the Offer to Exchange under Section 2, Purpose of the Offer, Section 16, Information About Us, and Section 17, Additional Information, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)
Source of Funds. The information set forth in the Offer to Exchange under Section 1, Number of Options; Expiration Date; Section 9, Source and Amount of Consideration; Terms of Restricted Stock Units; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6, Conditions of the Offer, is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)
Securities Ownership. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

(b)
Securities Transactions. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)
Solicitations or Recommendations. The information set forth in the Offer to Exchange in the section entitled Offer to Exchange Outstanding Options under the heading Important and Section 15, Fees and Expenses, is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)
Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2007 and the information set forth in Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 16, Information About Us, and Section 17, Additional Information, is incorporated herein by reference. The Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated herein by reference.

(2) The information set forth in the Offer to Exchange under Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description

99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 11, 2007.

99.(a)(1)(B)	Form of Election Form.

99.(a)(1)(C)	Form of Notice of Withdrawal.

99.(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.

99.(a)(1)(F)	Form of Reminder of Expiration Date.

99.(a)(1)(G)	E-Mail dated June 11, 2007 from Mark J. Barrenechea, Chief Executive Officer to employees of the Company, including holders of Eligible Option Grants.

99.(a)(1)(H)	E-Mail Announcing Informational Sessions.

99.(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on February 28, 2007 and incorporated herein by reference.

99.(a)(1)(J)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007 and incorporated herein by reference.

99.(a)(1)(K)	Current Report on Form 8-K filed with the SEC on January 11, 2007 and incorporated herein by reference.

99.(a)(1)(L)	Current Report on Form 8-K filed with the SEC on January 31, 2007 and incorporated herein by reference.

99.(a)(1)(M)	Current Report on Form 8-K filed with the SEC on March 26, 2007 and incorporated herein by reference.

99.(a)(1)(N)	Current Report on Form 8-K filed with the SEC on April 9, 2007 and incorporated herein by reference.

99.(a)(1)(O)	Current Report on Form 8-K filed with the SEC on May 1, 2007 and incorporated herein by reference.

99.(a)(1)(P)	Current Report on Form 8-K filed with the SEC on May 22, 2007 and incorporated herein by reference.

99.(a)(1)(Q)	Current Report on Form 8-K filed with the SEC on May 25, 2007 and incorporated herein by reference.

99.(a)(1)(R)	Current Report on Form 8-K/A filed with the SEC on May 29, 2007 and incorporated herein by reference.

99.(a)(1)(S)	Current Report on Form 8-K filed with the SEC on May 30, 2007 and incorporated herein by reference.

99.(a)(1)(T)	Current Report on Form 8-K filed with the SEC on June 5, 2007 and incorporated herein by reference.

99.(a)(1)(U)	Current Report on Form 8-K filed with the SEC on June 8, 2007 and incorporated herein by reference.

(b)	Not applicable.

99.(d)(1)
Rackable Systems, Inc. 2005 Equity Incentive Plan (filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-122576), as filed with the Securities and Exchange Commission on February 4, 2005, as amended and incorporated herein by reference).

99.(d)(2)
Form of Option Agreement and Grant Notice under the 2005 Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2006, and incorporated herein by reference).

99.(d)(3)
Form of Stock Bonus Award Agreement and Grant Notice under the 2005 Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2006, and incorporated herein by reference).

99.(d)(4)
Rackable Systems, Inc. Amended and Restated 2006 New Recruit Equity Incentive Plan filed as an exhibit to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007, and incorporated herein by reference).

99.(d)(5)
Form of Stock Option Agreement under the 2006 New Recruit Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 30, 2006, and incorporated herein by reference).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2007

RACKABLE SYSTEMS, INC.

By:	/s/ William P. Garvey
William P. Garvey General Counsel and Vice President Corporate Development

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 11, 2007.

99.(a)(1)(B)	Form of Election Form.

99.(a)(1)(C)	Form of Notice of Withdrawal.

99.(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.

99.(a)(1)(F)	Form of Reminder of Expiration Date.

99.(a)(1)(G)	E-Mail dated June 11, 2007 from Mark J. Barrenechea, Chief Executive Officer to employees of the Company, including holders of Eligible Option Grants.

99.(a)(1)(H)	E-Mail Announcing Informational Sessions.

99.(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on February 28, 2007 and incorporated herein by reference.

99.(a)(1)(J)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007 and incorporated herein by reference.

99.(a)(1)(K)	Current Report on Form 8-K filed with the SEC on January 11, 2007 and incorporated herein by reference.

99.(a)(1)(L)	Current Report on Form 8-K filed with the SEC on January 31, 2007 and incorporated herein by reference.

99.(a)(1)(M)	Current Report on Form 8-K filed with the SEC on March 26, 2007 and incorporated herein by reference.

99.(a)(1)(N)	Current Report on Form 8-K filed with the SEC on April 9, 2007 and incorporated herein by reference.

99.(a)(1)(O)	Current Report on Form 8-K filed with the SEC on May 1, 2007 and incorporated herein by reference.

99.(a)(1)(P)	Current Report on Form 8-K filed with the SEC on May 22, 2007 and incorporated herein by reference.

99.(a)(1)(Q)	Current Report on Form 8-K filed with the SEC on May 25, 2007 and incorporated herein by reference.

99.(a)(1)(R)	Current Report on Form 8-K/A filed with the SEC on May 29, 2007 and incorporated herein by reference.

99.(a)(1)(S)	Current Report on Form 8-K filed with the SEC on May 30, 2007 and incorporated herein by reference.

99.(a)(1)(T)	Current Report on Form 8-K filed with the SEC on June 5, 2007 and incorporated herein by reference.

99.(a)(1)(U)	Current Report on Form 8-K filed with the SEC on June 8, 2007 and incorporated herein by reference.

(b)	Not applicable.

99.(d)(1)
Rackable Systems, Inc. 2005 Equity Incentive Plan (filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-122576), as filed with the Securities and Exchange Commission on February 4, 2005, as amended and incorporated herein by reference).

99.(d)(2)
Form of Option Agreement and Grant Notice under the 2005 Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2006, and incorporated herein by reference).

99.(d)(3)
Form of Stock Bonus Award Agreement and Grant Notice under the 2005 Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2006, and incorporated herein by reference).

99.(d)(4)
Rackable Systems, Inc. Amended and Restated 2006 New Recruit Equity Incentive Plan filed as an exhibit to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007, and incorporated herein by reference).

99.(d)(5)
Form of Stock Option Agreement under the 2006 New Recruit Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 30, 2006, and incorporated herein by reference).